DLA Piper LLP (US)
6225 Smith Avenue
Baltimore, Maryland 21209-3600
T 410.580.3000
F 410.580.3001
W www.dlapiper.com

JASON C. HARMON
jason.harmon@dlapiper.com
T 410.580.4170 F 410.580.3170

May 9, 2016

via EDGAR
U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E. – Mail Stop 3720

Washington, D.C. 20549

Attention:                 Larry Spirgel

Re:                             Laureate Education, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed December 23, 2015
File No. 333-207243

Ladies and Gentlemen:

This letter is provided on behalf of our client, Laureate Education, Inc. (the “Company”), in furtherance to our letter dated March 4, 2016 regarding comment number 1 in your letter to the Company dated January 13, 2016, with respect to the above-referenced amendment to the Registration Statement on Form S-1 (the “Registration Statement”).

The staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) has expressed its view that B Lab is an expert with respect to their designation of the Company as a “Certified B Corporation” because the Staff believes B Lab’s certification was obtained in connection with the Company’s initial public offering and that B Lab’s designation is a certification that the Company is a valid public benefit corporation for purposes of Delaware law. The Company wishes to note for the Staff, as illustrated in the timeline below, the process of obtaining the Certified B Corporation designation was commenced by the Company in mid-2012.

Timeframe	Task
May – July 2012	Initial exploration of the Certified B Corporation certification process and initial contacts with B Lab.
July – September 2012	B Lab pilot assessments performed at Laureate institutions.

Timeframe	Task
October – December 2012	B Lab assessments at Laureate institutions completed.
December 2013	Presentation to Laureate Board of Directors detailing specifics of public benefit corporations and B Lab designation.
May 2015

Company decides to move forward with reincorporation in Delaware as a public benefit corporation following the failure of the Maryland legislature to enact public benefit corporation provisions similar to the Delaware statute.

June 2015	Organizational Meeting for proposed initial public offering.
July 2015	Laureate institutions complete initial operations assessment for the Certified B Corporation designation.
August – September 2015	Laureate provides further documentation to B Lab and conducts follow-up interviews.
October 2, 2015	Form S-1 for the initial public offering is filed.
October 2015	B Lab conducts site visits to several Laureate institutions, which includes a review of practices and facilities at each site.
November – December 2015	The Company provides additional follow-up information and confirmation of data reviewed by B Lab. B Lab provides final scoring for each Laureate institution.
December 16, 2015	The Company is designated as a Certified B Corporation.

As illustrated above, the Company began the process of being designated as a Certified B Corporation significantly in advance of the initial filing of the Registration Statement on October 2, 2015.

The Company also respectfully disagrees with the Staff’s conclusion that its designation as a Certified B Corporation is the equivalent of a third-party validation of the Company’s public benefit under Delaware law. As we noted in our prior letter and ask the Staff to reconsider here, the Certified B Corporation designation is independent from the benefit assessment that is required by Delaware law. Under Delaware law, as a public benefit corporation, the Company is required to publicly disclose a report at least biennially on its overall public benefit performance and on the Company’s assessment of its success in achieving the Company’s public benefit purpose. Unlike other states, Delaware permits a company’s board of directors to measure the company’s public benefit performance against the objectives and standards it sets, as opposed to a third-party standard. As a result, the Company’s Board of Directors will measure the Company’s public benefit performance in accordance with Delaware law against objectives and standards set by the Board of Directors and not against standards established by B Lab or any other third party. This is because the designation provided by B Lab only certifies whether a company meets certain levels of social and environmental performance, accountability and transparency, which is not the Company’s stated public benefit and would not satisfy the public benefit certification requirements under Delaware law. The Company has clarified this distinction in the proposed disclosure provided separately to the Staff with the prior letter.

In conclusion, the Company respectfully advises the Staff that B Lab’s designation of the Company as a Certified B Corporation is a factual description and is independent of the Company’s status as a public benefit corporation under Delaware law. Furthermore, the Company’s Board of Directors will be responsible for measuring the Company’s public benefit performance against the objectives and standards it itself sets. Therefore, B Lab’s assessment against its own proprietary criteria and its designation of the Company as a Certified B Corporation are not required for the Company to maintain its legal status as a public benefit corporation. As a result, the Company does not consider B Lab to be acting as an expert to the Company within the meaning of Rule 436 of Regulation C.

*     *     *     *

Thank you very much for your attention to this matter.  We hope that our responses to your comments address the issues raised in your letter and would be happy to discuss with you any remaining questions or concerns you may have.  Please contact me at (410) 580-4170 should you have any questions concerning this letter or require further information.

Sincerely,

/s/ Jason C. Harmon, Esq.
DLA Piper LLP (US)

cc:	Robert W. Zentz, Esq.
Thomas J. Plotz, Esq.
Laureate Education, Inc.

Robert W. Smith, Jr., Esq.
DLA Piper LLP (US)

Joseph H. Kaufman, Esq.
David W. Azarkh, Esq.
Simpson Thacher & Bartlett LLP